UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Pubicly-Held Company

NIRE 35.300.186.133

CNPJ/MF nº 02.429.144/0001-93

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETING

HELD ON APRIL 30th, 2019

I. Day, Time and Place: I. Day, Time and Place: On April, 30th, 2019, at 10:00 a.m. at CPFL Energia S.A.’s (“CPFL Energia” or “Company”) headquarters, located on the Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755 – Km 2,5, in the City of Campinas, State of São Paulo.

II. Presiding Board: Chairman, Mr. Bo Wen, Chairman of the Board of Directors, and Secretary, Mr. Valter Matta, pursuant article 10 of the Company's Bylaws.

III. Attendance: Shareholders representing (i) ninety five point ninety one percent (95.91%) of the Company's voting capital at the Annual Shareholders' Meeting; and (ii) ninety five point ninety two percent (95.92%) of the Company's voting capital at an Extraordinary General Meeting, as per the signatures in the Shareholders' Attendance Book. Attended too, Mr. Gustavo Estrella (CEO), Mr. Ricardo Florence dos Santos (Member of the Fiscal Council), Márcio José dos Santos and Fábio Antônio (representatives of KPMG - Auditores Independentes).

IV. Call Notice: Published in the newspaper Valor Econômico, in the editions of March 29th and 30th, 2019, as well as of April 2nd, 2019 in the Official Gazette of the State of São Paulo, in the editions of March 29th and 30th, 2019, as well as of April 2nd, 2019.

V. Agenda:

Annual General Meeting: (a) To acknowledge the managers’ accounts, examine, discuss and vote on the management’s report and the Company’s Financial Statements, accompanied by the Independent Auditor’s Report and the Fiscal Council’s Report referring to the fiscal year ended on December 31st, 2018; (b) To approve the proposal for allocation of net income for the fiscal year ended on December 31st, 2018 and the distribution of dividends; (c) To set the number of members for the Board of Directors, pursuant to article 15 of the Company’s Bylaws; (d) To elect the members of the Board of Directors; (e) To elect the members of the Fiscal Council; (f) To establish the overall compensation to be paid to the members of the Board of Directors and the Board of Executive Officers for the period of May 2019 to April 2020; and (g) To establish the overall compensation to be paid to the members of the Fiscal Council for the period of May 2019 to April 2020.

Extraordinary General Meeting: (a) To approve the amendment of the Company’s Bylaws, according to the Management's Proposal, to: (I) change the wording in article 3, in order to update the address of the Company’s headquarters; (II) change items (i), (k), (m), (n) and (s) of article 17, in order to update the threshold amounts, as provided in article 39 of the Bylaws; (III) to adjust the caput and items (a) to (i) of article 18, to adjust the number of members of the Board of Executive Officers and reflect their respective duties, to change the name of the position of “Deputy Chief Executive Officer” and to include the position of “Senior Executive Vice President”; (IV) change item (e) of article 21, in order to update the threshold amounts and to adjust the item numbering; (V) adjust the wording and number of item (i) of article 21; (VI) exclusion of item (i.1) of article 21, according to the understanding that this is not a Board of Executive Officers’ duty as a collegiate body; (VII) change items (i.2), (i.3) and (i.4) of article 21 to update the threshold amounts, as provided in article 39 of the Bylaws and to adjust the item numbering; (VIII) change the wording in article 22, in order to change the quorum for the Board of Executive Officers resolutions; (IX) adjust the wording in item (d) of paragraph 2 of article 27, considering the decision to extinguish the Reserve for Adjustment of the Concession Financial Assets made at the General Shareholders’ Meeting held on April 27th, 2018; (X) adjust article 39 to indicate that the threshold amounts have been updated for the year of 2019; (XI) adjust the cross references included in item (c) of the sole paragraph in article 9, in items (j) and (ab) of article 17 and in paragraph 3 of article 26; (XII) adjust the numbers of items (d), (f), (g) and (h) of article 21; and (XIII) adjust all definitions of all provisions in the Bylaws and the cross references in the articles contained therein as a result of the changes proposed above; and (b) To approve the consolidation of the Company’s Bylaws.

VI. Reading Documents, Receiving Votes and Minutes: (1) the reading of the documents related to the matters to be resolved at these Annual and Extraordinary Shareholders' Meetings and the consolidated voting map were waived since the shareholders are fully aware of their content; (2) as applicable, the statements of votes, protests and dissent presented were numbered, received and authenticated by the Presiding Board and will be filed at the Company's headquarters, pursuant to article 130, paragraph 1, of Law No. 6,404, of December 15th, 1976, as amended (“Corporation Law”); and (3) it was authorized to draw up these minutes in summary form and its publication with the omission of the signatures of all the shareholders, pursuant to article 130, paragraphs 1 and 2, of the Corporation Law.

VII. Deliberations Taken: After the discussions related to the matters included in the Agenda, the shareholders resolved:

At the Annual General Meeting:

(a) To approve, by a majority of the votes cast, with due abstention, including legal abstention, and without any reservations, the Company's Financial Statements and the Management Report for the fiscal year ended on December 31st, 2018, and to take notice of the Independent Auditors' Report - KPMG Auditores Independentes, and of the Fiscal Council, in the form of items "a" and "b" of article 8 and of the caput of article 27 of the Bylaws, being duly published in the Official Gazette of the State of São Paulo and in the newspaper Valor Econômico in the edition of March 29th, 2019.

(b) To approve, by a majority of the votes cast, with due abstention and without any reservations, in accordance with the provisions of item "c" of article 8 and paragraph 2 of article 27 of the Bylaws, the Company's Management proposal of allocation of net income for the fiscal year ended in 2018, in which the net income was R$ 2,058,040,313.27 (two billion, fifty-eight million, forty thousand, three hundred and thirteen reais and twenty-seven cents), as follows:

(i) R$ 102,902,015.66 (one hundred and two million, nine hundred and two thousand, fifteen reais and sixty-six cents) allocated to the legal reserve;

(ii) R$ 2,235,464,542.85 (two billion, two hundred and thirty-five million, four hundred and sixty-four thousand, five hundred and forty-two reais and eighty-five cents) allocated to the statutory reserve of working capital injection; and

(iii) R$ 488,784,574.40 (four hundred and eighty-eight million, seven hundred and eighty-four thousand, five hundred and seventy-four reais and forty cents) allocated to the payment of compulsory minimum dividend, to be distributed until December 31st, 2019, on a specific date to be defined by the Company’s Board of Executive Officers and informed in due course to the shareholders and to the market, pursuant to article 31 of the Company’s Bylaws.

(b) To approve, by a majority of the votes cast, with due abstention and without any reservations, the number of 9 (nine) members to compose the Board of Directors, 2 (two) of them being Independent Board Members, according to the established in the caput of article 15 of the Bylaws.

(d) To elect to constitute the Company's Board of Directors, for a term of 1 (one) year, until the Annual General Meeting to be held in 2020, pursuant to item "d" of article 8 and article 15 of the Company's Bylaws, as effective members:

(i) by a majority of the votes cast, with due abstention and without any reservations, Mr. BO WEN, Chinese, married, manager, bearer of RNE Identity Card No. F030023-Z, enrolled with CPF/MF under No. 242.163.038-03, resident and domiciled in the city of Campinas, state of São Paulo, with business address at Jorge Figueiredo Corrêa Road, nº 1.632, part, ZIP Code n. 13087-397, in the city of Campinas, state of São Paulo.

(ii) by a majority of the votes cast, with due abstention and without any reservations, Mr. SHIRONG LYU, Chinese, married, manager, bearer of passport No. PE1386983, with address at N° 1, Baiguang Road, Xicheng District, Beijing, China, represented by Mr. Yumeng Zhao, Chinese, married, manager, holder of RNE Identity Card No. G363924-9, enrolled with CPF/MF under No. 239.777.708-88, resident and domiciled in the City of Campinas, State of São Paulo, with business address at Jorge Figueiredo Corrêa Road, nº 1.632, part, ZIP Code n. 13087-397, in the city of Campinas, state of São Paulo.

(iii) by a majority of the votes cast, with due abstention and without any reservations, Mr. HONG LI, Chinese, married, administrator, bearer of passport No. PE1406167, with address at PICC Building, No.88, Changan Street, Xicheng District, ZIP Code 100031, Beijing, P.R.China, represented by Mr. Yumeng Zhao, Chinese, married, manager, bearer of RNE Identity Card No. G363924-9, enrolled with CPF/MF under No. 239.777.708-88, resident and domiciled in the City of Campinas, State of São Paulo, with business address at Jorge Figueiredo Corrêa Road, nº 1.632, part, ZIP Code n. 13087-397, in the city of Campinas, state of São Paulo.

(iv) by a majority of the votes cast, with due abstention and without any reservations, Mr. YANG QU, Chinese, married, manager, bearer of RNE Identity Card No. V743663-N, enrolled with CPF/MF under No. 061.362.877-22, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Avenida Presidente Vargas, No. 955, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro;

(v) by a majority of the votes cast, with due abstention and without any reservations, Mr. YUMENG ZHAO, Chinese, married, manager, bearer of RNE Identity Card No. G363924-9, enrolled with CPF/MF under No. 239.777.708-88, resident and domiciled in the City of Campinas, State of São Paulo, with business address at Jorge Figueiredo Corrêa Road, nº 1.632, part, ZIP Code n. 13087-397, in the city of Campinas, state of São Paulo.

(vi) by a majority of the votes cast, with due abstention and without any reservations, Mr. ANSELMO HENRIQUE SETO LEAL, Brazilian, married, electrical engineer, bearer of Identity Card RG No. 32500755X SSP/SP, enrolled with CPF/MF under No. 220.943.838-14, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Avenida Presidente Vargas, No. 955, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro

(vii) by a majority of the votes cast, with due abstention and without any reservations, Mr. GUSTAVO ESTRELLA, Brazilian, married, manager, bearer of the Identity Card RG No. 8.806.922 IFP/RJ, enrolled with CPF/MF under No. 037.234.097-09, resident and domiciled in the City of Campinas, State of São Paulo, with business address at Jorge Figueiredo Corrêa Road, nº 1.632, part, ZIP Code n. 13087-397, in the city of Campinas, state of São Paulo.

(viii) by a majority of the votes cast, with due abstention and without any reservations, as an independent member, in compliance with the established in paragraphs 1º and 3º of article 15 of the Company’s Bylaws, Mr. ANTONIO KANDIR, Brazilian, divorced, engineer, bearer of Identity Card RG No. 4.866.700-6 SSP/SP, enrolled with CPF/MF under No. 146.229.631-91, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Jorge Figueiredo Corrêa Road, nº 1.632, part, ZIP Code n. 13087-397, in the city of Campinas, state of São Paulo. The member elected herein stated that he holds a position of member of the Board of Directors at Coimex Empreendimentos e Participações Ltda., a company that holds a minority interest in Companhia Energética de Petrolina, in this sense, the present shareholders decided by majority to dismiss him from complying with the eligibility requirement set forth in item I, paragraph 3 of article 147 of Corporation Law to the exercise the position as member of the Board of Directors.

(ix) by a majority of the votes cast, with due abstention and without any reservations, as an independent member, in compliance with the established in paragraphs 1º and 3º of article 15 of the Company’s Bylaws, Mr. MARCELO AMARAL MORAES, Brazilian, divorced, bachelor in economics, bearer of Identity Card RG No. 71788897 IFP/RJ, enrolled with CPF/MF under No. 929.390.077-72, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Jorge Figueiredo Corrêa Road, nº 1.632, part, ZIP Code n. 13087-397, in the city of Campinas, state of São Paulo.

The Board members hereby elected shall be invested in their respective positions by signing (i) a statement that they have the necessary qualifications and comply with the requirements established in article 147 and paragraphs of the Corporation Law for the exercise of their respective positions and that they have no legal impediment to their election, pursuant to the CVM Instruction No. 367/02; and (ii) of term of office, drawn up in the book of Minutes of the Board of Directors. The investiture of the directors resident and domiciled abroad shall be conditioned, as applicable, to obtain the applicable visa or to the constitution of a resident representative in the country, in compliance with the established by paragraph 2 of article 146 of Corporation Law.

(e) To elect to constitute the Company's Fiscal Council, for a term of 1 (one) year, until the Annual General Meeting to be held in 2020, as provided for in item "e" of article 8 and the caput of article 26 of the Company's Bylaws:

(i) by a majority of the votes cast, with due abstention and without any reservations, Ms. LISA BIRMANN GABBAI, Brazilian, single, economist, bearer of Identity Card RG No. 30204547 SSP/SP, enrolled with CPF/MF under No. 326.680.018-46, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Avenida Presidente Vargas, No. 955, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro, as acting member; and Mr. CHENGGANG LIU, Chinese, married, accountant, bearer of RNE Identity Card No. G268761-U, enrolled with CPF/MF under No. 063.843.197-21, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Avenida Presidente Vargas, No. 955, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro, as the respective alternate.

(ii) by a majority of the votes cast, with due abstention and without any reservations, Mrs. RAN ZHANG, Chinese, married, accountant, bearer of RNE Identity Card No. G299542-J, enrolled with CPF/MF under No. 063.980.997-96, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Avenida Presidente Vargas, No. 955, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro as acting member; and Mr. JIA JIA, Chinese, married, accountant, bearer of RNE Identity Card No. G260661-0, enrolled with CPF/MF under No. 063.817.437-60, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Avenida Presidente Vargas, No. 955, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro as the respective alternate.

(iii) by a majority of the votes cast, with due abstention and without any reservations, Mr. RICARDO FLORENCE DOS SANTOS, Brazilian, married, manager, bearer of Identity Card RG No. 6.231.779-9 SSP/SP, enrolled with CPF/MF under No. 812.578.998-72, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Jorge Figueiredo Corrêa Road, nº 1.632, part, ZIP Code n. 13087-397, in the city of Campinas, state of São Paulo, as acting member; and Mr. REGINALDO FERREIRA ALEXANDRE, Brazilian, married, economist, bearer of Identity Card RG No. 8.781.281 SSP/SP, enrolled with CPF/MF under No. 003.662.408-03, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Jorge Figueiredo Corrêa Road, nº 1.632, part, ZIP Code n. 13087-397, in the city of Campinas, state of São Paulo, as the respective alternate.

The members hereby elected shall be invested in their respective positions by signing (i) a statement that they have the necessary qualifications and comply with the requirements established in article 162 of the Corporation Law for the exercise of their respective positions; and (ii) of term of office, drawn up in the book of Minutes of the Fiscal Council. The investiture of the members resident and domiciled abroad shall be conditioned, as applicable, to obtain the applicable visa or to the constitution of a resident representative in the country, in compliance with the established by paragraph 2 of article 146 of Corporation Law.

(f) To fix, by a majority of the votes cast, with due abstention and without any reservations, as provided for in item "f" of article 8 of the Bylaws, the overall compensation of the Company's Managers of up to R$ 33,700,163.11 (thirty-three million, seven hundred thousand, one hundred and sixty-three reais and eleven cents), for the period from May 2019 to April 2020, included in this amount all the benefits and charges. Of the total amount of remuneration proposed to the Company's Managers, the amount of R$ 645,766.16 (six hundred and forty-five thousand, seven hundred and sixty-six reais and sixteen cents) is intended for the fixed remuneration of the Board of Directors and the maximum amount of R$ 33,054,396.95 (thirty-three million, fifty-four thousand, three hundred and ninety-six reais and ninety-five cents) is intended to the fixed and variable compensation of the Company's Board of Executive Officers.

(g) To fix, by a majority of the votes cast, with due abstention and without any reservations, in accordance with the provisions of item "f" of article 8 and paragraph 3 of article 26 of the Bylaws, the overall remuneration of the members of the Company's Fiscal Council, in the amount of up to R$ 337.191,89 (three hundred and thirty-seven thousand, one hundred and ninety-one reais and eighty-nine cents), for the period from May 2019 to April 2020, respecting, for each member in exercise, the minimum value of not less than 10% (ten percent) of the remuneration that, on average, is attributed to each Executive Officer, not considering for this purpose the benefits, the representation funds and the profit sharing, pursuant to paragraph 3 of article 162 of the Corporation Law.

At the Extraordinary General Meeting:

(a) To approve, by a majority of the votes cast, with due abstention and without any reservations, the amendment of the Company’s Bylaws, according to the Management's Proposal, to: (I) change the wording in article 3, in order to update the address of the Company’s headquarters; (II) change items (i), (k), (m), (n) and (s) of article 17, in order to update the threshold amounts, as provided in article 39 of the Bylaws; (III) to adjust the caput and items (a) to (i) of article 18, to adjust the number of members of the Board of Executive Officers and reflect their respective duties, to change the name of the position of “Deputy Chief Executive Officer” and to include the position of “Senior Executive Vice President”; (IV) change item (e) of article 21, in order to update the threshold amounts and to adjust the item numbering; (V) adjust the wording and number of item (i) of article 21; (VI) exclusion of item (i.1) of article 21, according to the understanding that this is not a Board of Executive Officers’ duty as a collegiate body; (VII) change items (i.2), (i.3) and (i.4) of article 21 to update the threshold amounts, as provided in article 39 of the Bylaws and to adjust the item numbers; (VIII) change the wording in article 22, in order to change the quorum for the Board of Executive Officers resolutions; (IX) adjust the wording in item (d) of paragraph 2 of article 27, considering the decision to extinguish the Reserve for Adjustment of the Concession Financial Assets made at the General Shareholders’ Meeting held on April 27th, 2018; (X) adjust in article 39 to indicate that the threshold amounts have been updated for the year of 2019; (XI) adjust the cross references included in item (c) of the sole paragraph in article 9, in items (j) and (ab) of article 17 and in paragraph 3 of article 26; (XII) adjust the numbers of items (d), (f), (g) and (h) of article 21; and (XIII) adjust all definitions of all provisions in the Bylaws and the cross references in the articles contained therein as a result of the changes proposed above.

(b) To approve, by a majority of the votes cast, with due abstention and without any reservations, the consolidation of the Company’s Bylaws, which will become effective, as of this date, with the wording in Annex I, that is attached to these Minutes for all legal purposes and will be made available on the Company’s website.

VIII. Closure: There being no further business to discuss, the Chairman suspended the meeting for the time required to draw up these minutes. Once the meeting was reopened, the minutes were read, approved and signed by the Chairman, by the Secretary and by the present shareholders.

Signatures: Gustavo Estrella, Chief Executive Officer, Yuehui Pan, Chief Financial and Investors Relations Officer, Ricardo Florence dos Santos, Fiscal Council Member, Márcio José dos Santos, representative of KPMG Independent Auditors, Fábio Antônio, representative of KPMG Independent Auditors; Present Shareholders: STATE GRID BRAZIL POWER PARTICIPAÇÕES S.A., (represented by Bo Wen), ESC ENERGIA S.A. (represented by Yuehui Pan), CITIBANK N.A. (represented by Banco Bradesco S.A., by the attorney-in-fact Jose Donizetti de Oliveira), CITIBANK N.A. (by the attorney-in-fact Ana Cristina Fernandes Borelli), MISSOURI EDUCATION PENSION TRUST (by the attorney-in-fact Allan Murilo Fernandes), BUREAU OF LABOR FUNDS-LABOR PENSION FUND (by the attorney-in-fact Allan Murilo Fernandes); Boletim de Voto a Distância: SOLANA ABSOLUTTO FUNDO DE INVESTIMENTO DE AÇÕES, SOLANA EQUITY HEDGE FUNDO DE INVESTIMENTO MULTIMERCADO, SOLANA LONG AND SHORT FUNDO DE INVESTIMENTO MULTIMERCADO, ACADIAN EMERGING MARKETS MANAGED VOLATILITY EQUITY FUND, LLC, CITY OF NEW YORK GROUP TRUST, JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA BRAZIL STOCK MOTHER FUND, LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD., BLACKROCK ADVANTAGE GLOBAL FUND INC, ADVANCED SERIES TR - AST BLACKROCK GL STRATEGIES P, NORGES BANK, OPPENHEIMER EMERGING MARKETS REVENUE ETF, THE WALT DISNEY COMPANY RETIREMENT PLAN MASTER TRUST, AMERICAN BEACON ACADIAN EMERGING MARKETS M VOLATIL, BLACKROCK LIFE LIMITED, BLACKROCK STRATEGIC FUNDS - BLACKROCK SYSTEMATIC G, CCL Q GLOBAL EQUITY FUND, CCL Q GLOBAL EQUITY MARKET NEUTRAL MASTER FUND LTD, CCL Q GROUP GLOBAL EQUITY FUND, CDN ACWI ALPHA TILTS FUND, DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA, EXELON CORPORATION PENSION MASTER RETIREMENT TRUST, OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM, SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY, THE BUNTING FAMILY EMERGING EQUITY LIMITED LIABILITY, RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY.

These minutes are a faithful copy of those filed in the respective book.

BO WEN Chairman of the Board

VALTER MATTA

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 30, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.